Mail Stop 3561

April 9, 2010

Ronald Teblum
Chief Executive Officer
My Catalogs Online, Inc.
6365 N.W. 6th Way, Suite 140
Fort Lauderdale, Florida 33309

> **Re: My Catalogs Online, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed March 25, 2010**
> **File No. 333-163439**

Dear Mr. Teblum:

We have reviewed your amendment and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information we may raise additional comments.

Use of Proceeds, page 10

1. Please revise the offering expense amounts under each scenario to reflect all offering costs, including the expenses to be incurred by you on behalf of the selling shareholders, the offering costs disclosed in Item 13 on page II-1, and all underwriting or placement commissions, discounts, and expenses. For example, we note that the $50,000 of offering expenses in the 100% scenario does not agree with the $65,500 of offering expenses disclosed on page three and appears to exclude the offering costs disclosed in Item 13.

Dilution, page 11

2. Consistent with our comment above, please revise your computations of net tangible book value and dilution under each scenario to reflect all offering expenses, including the expenses to be incurred by you on behalf of the selling

shareholders, the offering costs disclosed in Item 13, and all underwriting or placement commissions, discounts, and expenses.

3. Although you added disclosures in response to comment 11 of our letter dated February 18, 2010, it appears that some of the disclosures are still missing. As previously requested, please provide the number of shares held and percentage of shares held by existing shareholders and new shareholders under each separate offering scenario along with the percentage of capital contributed under each scenario.

Marketing Strategy, page 17

4. We reissue comment 17 of our letter dated February 18, 2010. Please describe each marketing activity in greater detail, including the content and date of each activity, and advise us whether these activities are consistent with past practices. Also, please provide for us a substantive analysis as to whether these activities constitute an offer of your securities.

Management's Discussion and Analysis of Financial Condition and Results of…, page 18

5. Your response to comment 15 of our letter dated February 18, 2010 indicates that you revised the registration statement in response to the comment, but we are unable to locate the revised disclosure. Please tell us where to find the revised disclosure, or provide us with the information we previously requested.

Executive Compensation, page 22

6. We note your response to comment 23 of our letter dated February 18, 2010. Please revise the summary compensation table to disclose the issuances of stock to your named executive officers in the appropriate column. Refer to Item 402(n)(2)(v) of Regulation S-K.

7. We note your disclosure that you valued the stock awards in your table at $0.001 per share. However, it appears that you valued the shares issued to Christina M. Rosario and Dan O'Meara at $0.10 per share based upon the number of shares you issued to these individuals as disclosed on page II-1. Please revise or advise. In this regard, please note that you must disclose the aggregate grant date fair value of your stock awards in accordance with FASB ASC Topic 718. Refer to Item 402(n)(2)(v) of Regulation S-K.

8. Please revise the Total Compensation column in your table so that you include the stock award amounts in the total compensation calculation for each named executive officer. Refer to Item 402(n)(2)(x) of Regulation S-K.

Certain Relationships and Related Party Transactions, page 23

9. We note your response to comment 24 of our letter dated February 18, 2010. However, it does not appear that you have revised the registration statement in accordance with our original comment 39 of our letter dated December 31, 2009. Accordingly, for each shareholder to whom are indebted, please disclose separately the largest aggregate amount of principal outstanding, the amount outstanding as of the latest practicable date, the amount of principal paid, the amount of interest paid, and the rate or amount of interest payable on the indebtedness.

Selling Stockholders, page 25

10. We note your responses to comments 25 and 26 of our letter dated February 18, 2010. However, it does not appear that you have revised your disclosure in response to those comments. Accordingly, we re-issue those comments.

Financial Statements for the Period Ended September 30, 2009, page F-1

11. Please provide updated audited financial statements for the fiscal year ended December 31, 2009 in the next amendment. Refer to Rule 8-08 of Regulation S-X.

Consolidated Statements of Changes in Stockholders' Deficit, page F-5

12. Although you disclose in your statement of stockholders' deficit that you issued 10,000,000 shares to a director and officer for a stock subscription receivable of $10,000, you do not disclose such a stock issuance in Item 15 on page II-I. In addition, certain other issuances of common stock described in Item 15 do not agree with the issuances of common stock reflected on your statements of cash flows and stockholders' deficit during the period from inception through September 30, 2009. Please revise your filing to describe the dates, number of shares, and consideration received for each issuance of shares described in these sections of your filing or reconcile these differences for us.

Item 15. Recent Sales of Unregistered Securities, page II-1

13. We note your new disclosure in this section. Please provide the date of sale of the securities sold. Refer to Item 701(a) of Regulation S-K.

14. Also, please tell us why you changed the amounts for which you sold the shares to Bay State Financial, Maria Buonocore, and CLX & Associates.

15. Further, please disclose the exemption from registration you relied upon for each separate issuance of shares and discuss briefly the facts you relied upon to make the exemption available. Refer to Item 701(d) of Regulation S-K. In this regard, we note that you relied upon Regulation D to privately issue a certain amount of shares. Please tell us why you did not file a Form D on EDGAR regarding those private issuances for which you relied on the Regulation D exemption. Refer to Rule 503(a) under the Securities Act.

16. We note that you issued shares to Bay State Financial, Maria Buonocore, and CLX & Associates at $0.10 per shares. However, you issued shares to Brandon Bridger at $0.20 per share, and you indicate in your summary compensation table that you valued the shares you issued to Jerrold D. Burden and Ronald Teblum at $0.001 per share and valued the shares you issued to Dan O'Meara and Christina M. Rosario at $0.10 per share. Please explain why you issued the same shares to different shareholders at different prices.

Signatures, page II-4

17. The registration statement is not signed as provided in Form S-1. Your signatures currently are under the caption that should apply to the person signing for the registrant. Additional signatures should appear below the relevant language in Form S-1 indicating that such persons are signing on behalf of the registrant and in the capacities indicated. Refer to the Signatures section of Form S-1 including the Instructions.

*   *   *   *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Sondra Snyder, Staff Accountant, at (202) 551-3332 or Andrew Blume, Staff Accountant, at (202) 551-3254 if you have any questions regarding the financial statements and related matters. Please contact Lilyanna L. Peyser, Attorney Advisor, at (202) 551-3222, John Fieldsend, Attorney Advisor, at (202) 551-3343, or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Kimberly L. Graus, Esq.
        Law Offices of Kimberly L. Graus, P.A.
        Via Facsimile (866-640-6858)